Male Age 45 Standard Nonsmoker

				Policy Fee +			End of Year
	Beginning of		Premium	Per 1000	Cost of	Investment	Accumulated
Year	the Year AV	Premium	Expense	Charge	Insurance	Income	Value
1	0.00	3,000.00	180.00	992.40	88.97	(19.65)	1,718.98
2	1,718.98	3,000.00	180.00	992.40	117.82	(34.64)	3,394.11
3	3,394.11	3,000.00	180.00	992.40	175.55	(49.11)	4,997.05
4	4,997.05	3,000.00	180.00	992.40	203.47	(63.08)	6,558.10
5	6,558.10	3,000.00	180.00	992.40	231.06	(76.69)	8,077.95

End of year 5 cash surrender value 8,077.95 minus 2,970.00 = 5,107.95

Surrender charge for a 45 year old male nonsmoker is $11.88 per 1000 of face amount (11.88 x 250 = 2,970.00)